Filed Pursuant to Rule 433

Dated July 7, 2020

Registration Statement on Form S-3 (No. 333-227478)

Relating to the

Preliminary Prospectus Supplement dated July 7, 2020

to the Prospectus dated September 21, 2018

ARGO GROUP INTERNATIONAL HOLDINGS, LTD.

6,000,000 DEPOSITARY SHARES,

EACH REPRESENTING A 1/1,000TH INTEREST IN A SHARE OF

7.00% RESETTABLE FIXED RATE PREFERENCE SHARES

PRICING TERM SHEET

This communication should be read in conjunction with the preliminary prospectus supplement dated July 7, 2020 and the accompanying prospectus dated September 21, 2018.

Issuer:	Argo Group International Holdings, Ltd., an exempted company organized under the laws of Bermuda. (the “Issuer”)

Security Type:	Depositary shares (the “Depositary Shares”), each representing a 1/1,000th interest in a share of 7.00% Resettable Fixed Rate Preference Shares, Series A, $1.00 par value per share (the “Preference Shares”)

Anticipated Rating (S&P)*:	BB (negative)

Amount:	6,000,000 Depositary Shares

Liquidation Preference:	$25,000 per Preference Share (equivalent of $25 per Depositary Share)

Legal Format:	SEC Registered

Dividend Rate:

From and including the Settlement Date to, but excluding, the First Reset Date, 7.00% of the liquidation preference per annum (equivalent to $1,750 per Preference Share and $1.75 per depositary share per annum), payable on a non-cumulative basis with respect to each dividend period only when, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof.

From and including the First Reset Date, dividends will be payable on a non-cumulative basis, with respect to each dividend period, only when, as and if declared by the Issuer’s board of directors or a duly authorized committee thereof, during each Reset Period, at a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent dividend determination date (as described in the preliminary prospectus supplement) plus 6.712% of the liquidation preference per annum.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15

First Dividend Payment Date:	September 15, 2020

First Reset Date	September 15, 2025

Reset Dates	The First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date.

Reset Period	In respect of the first reset period, the period from, and including, the First Reset Date to, but excluding, the next following Reset Date; thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

Term:	Perpetual

Optional Redemption:

The Preference Shares are redeemable for cash at our option in whole or in part, from time to time, on or after the First Reset Date at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), and provide for dividends in an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, the redemption date.

In addition:

•   we will have the option to redeem all (but not less than all) of the Preference Shares, at any time outside of a par call period, upon the sending of notice to the common shareholders of a proposal for an amalgamation or any proposal for any other matter that requires, as a result of any changes in Bermuda law after the date of this prospectus supplement, an affirmative vote for its validation or effectuation of the holders of the Preference Shares at the time outstanding, whether voting as a separate series or together with any other series of Preference Shares as a single class, at a redemption price of $26,000 per Preference Share (equivalent to $26 per depositary share); provided that no such redemption may occur prior to the First Reset Date unless one of the redemption requirements is satisfied;

•   we will have the option to redeem all (but not less than all) of the Preference Shares, at a redemption price of $25,000 per share (equivalent to $25 per depositary share), if as a result of a “change in tax law” (as defined herein) there is, in our reasonable determination, a substantial probability that we or any successor company would become obligated to pay any additional amounts on the next succeeding dividend payment date with respect to the Preference Shares and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to us or any successor company; provided that no such redemption may occur prior to the First Reset Date unless one of the redemption requirements is satisfied;

•   we will have the option to redeem all (but not less than all) of the Preference Shares, at a redemption price of $25,000 per share (equivalent to $25 per depositary share), at any time within 90 days following the occurrence of the date on which we have reasonably determined that a “capital disqualification event” has occurred as a result of any amendment or proposed amendment to, or change or proposed change in, the laws or regulations of the jurisdiction of our “Applicable Supervisor” (as described in the preliminary prospectus supplement) that is enacted or becomes effective after the initial issuance of the Preference Shares or any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Preference Shares; provided that no such redemption may occur prior to the First Reset Date unless one of the redemption requirements is satisfied; and

•   we will have the option to redeem all (but not less than all) of the Preference Shares, at a redemption price of $25,500 per share (equivalent to $25.50 per depositary share) within 90 days of the occurrence of a “rating agency event”; provided that no such redemption may occur prior to the First Reset Date unless one of the redemption requirements is satisfied.

Any such redemption will require us to provide not less than 30 days’ nor more than 60 days’ prior written notice. Upon any such redemption, the redemption price will also include dividends in an amount equal to any declared but unpaid dividends and the portion of the quarterly dividend per share attributable to the then-current dividend period that has not been declared and paid to, but excluding, the redemption date.

If the Preference Shares are redeemed, in whole or in part, a corresponding number of depositary shares will be redeemed with the proceeds received by the Depositary from the redemption of the Preference Shares held by the Depositary. The redemption price per depositary share will be equal to 1/1000th of the redemption price per Preference Share.

Trade Date:	July 7, 2020

Settlement Date (T+2):	July 9, 2020

Listing:	The Issuer intends to apply to list the Depositary Shares on the NYSE under the symbol “ARGOPrA.” If the application is approved, the Issuer expects trading to commence within 30 days after the Settlement Date.

Public Offering Price:	$25 per Depositary Share

Underwriting Discount:	$0.7875 per Depositary Share (retail), $4,658,850 total / $0.50 per Depositary Share (institutional), $42,000 total

Estimated Net Proceeds to Issuer, After Deducting Underwriting Discount and Before Offering Expenses:	$145,299,150

CUSIP/ISIN:	040128 209 / US0401282092

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC UBS Securities LLC J.P. Morgan Securities LLC

Co-Manager	Raymond James & Associates, Inc.

*

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time and should be evaluated independently of any other rating.

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request them by contacting Wells Fargo Securities, LLC, toll-free at 1-800-645-3751; BofA Securities, Inc., toll-free at 1-800-294-1322; Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649; UBS Securities LLC, toll-free at 1-888-827-7275; or J.P. Morgan Securities LLC at 1-212-834-4533.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.